A Message from Our President and CEO

To all employees, officers and directors of Gildan:
Every day, we commit to maintaining high ethical standards in all of our operations and business practices worldwide. On an individual basis, we recognize the potential impact our actions and behaviours have on our business dealings and relationships. This means that the way we treat and interact with our fellow employees, customers, suppliers, contractors, investors and handle all our stakeholders matters is critically important.
When we bring people on board, we specifically look for those who exhibit the utmost integrity and share our values. As employees, having a solid foundation of integrity gives us a unique advantage when making decisions. Our personal values and honesty consistently steer us in the right direction. But no matter how strong our values and solid our judgement, there may still be times when the right course of action is not immediately apparent. This is where our Code of Ethics comes into play. Gildan’s Code of Ethics is built upon the foundation of our three Core Values:

We Act Like Entreprenuers | We Operate Responsibly | We Believe in Our People

The Gildan Code of Ethics sets forth the Company’s standards of integrity and expectations for ethical behavior. This Code has been developed to guide us in making decisions that are consistent with our Core Values. But the Code of Ethics does not always provide guidance for every specific issue. If you have any questions or concerns, whether or not they are covered in the Code of Ethics or a related Company policy, I urge you to seek guidance. U have support all around you: from your supervisor to the Human Resources Department, the Legal Department or any member of Gildan’s Ethics and Fraud Compliance Committee. You can always call Gildan’s confidential Ethics and Integrity Hotline as well. Gildan retaliation is not tolerated, so you need not worry about consequences for your unintended honest communication.
Our Company’s reputation and image is built on us collectively adhering to these principles. I ask that you read this document carefully, and follow the principles outlined. Together we all represent Gildan, a great company with a bright future.
Sincerely,

Glenn J. Chamandy President and Chief Executive Officer

WE ACT LIKE ENTREPRENEURS
At Gildan, we are determined to pursue excellence and constantly challenge the status quo. As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

There is no limit to what we can achieve!

WE OPERATE RESPONSIBLY
At Gildan, we understand that operating responsibly is critical to achieving our long term goals. Our genuine commitment to best practices in every area of the company and to operating ethical, safe and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We are proud to be respected both for the quality of our products and how we make them.

Everyday apparel, done right!

WE BELIEVE IN OUR PEOPLE
At Gildan, we value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors and partners worldwide.

Success starts and ends with our people!

1	Welcome to Our Code of Ethics
What Does our Code Do?
How Do we Apply it to Our Work?
Who Needs to Follow it?
What Role Do Supervisors Play?

3	How to Get Help and Raise Issues
Where Do I Go with Questions and Concerns?
How Does Gildan Handle Reports?
What is Our Policy on Retaliation?
What are the Consequences for Violations?

6	Ethics and Integrity for Our Fellow Employees
We Respect the People We Work With
We Value Health and Safety in Our Workplace
We Keep Each Other’s Information Safe

9	Ethics and Integrity for Our Company
Acting in Gildan’s Best Interest
Exchanging Gifts and Entertainment Doing Business Free of Corruption
Doing Business Free of Corruption

14	Ethics and Integrity for Those Who Invest in Our Business
We Protect Gildan’s Assets, Information and Brands
We Never Trade on Inside Information
We Keep Our Records Accurate and Honest

20	Ethics and Integrity for Those Who Buy Our Products
We Design, Manufacture and Sell High-Quality Apparel
We Manufacture and Sell Our Products with Integrity
We Support a Free Market

24	Ethics and Integrity for Our Business Partners
We Deal Fairly with Our Suppliers
We Protect All Third-Party Information
We Comply with International Trade Controls

27	Ethics and Integrity for the Communities in Which We Live and Work
We Are Responsible Members of the Global Community
We Limit Our Environmental Impact
We Give Back
We Participate in Politics Responsibly

30	Waivers + Certificate of Compliance

31	Resources

Welcome to Our Code of Ethics
What Does Our Code Do?

The Code of Ethics sets out Gildan’s standards and expectations of conduct by all employees with regards to ethics and integrity and acts as a framework in guiding our operations and business practices.
This Code is not designed to answer every question we might have regarding our work at Gildan. Instead, it is meant to steer our behaviour and actions in the right direction, especially in situations where the best decision may not be completely clear. By establishing some basic rules and providing us with guidance around what to do or how to act in certain situations, our Code gives us a star ting point to address many of the issues we face. It also provides some possible responses to those issues.

Some situations are more complex than others. This might be because of special rules or regulatory concerns. In such situations, the Company has already established more specific policies or guidelines. In these areas of our Code, we make reference to Company policies that contain additional information and guidance that wouldn’t be practical to include as part of this document. All of the referenced policies, guidelines and other resources are located on the Gildan intranet at http://intra.gildan.com/.

How Do We Apply It to Our Work?

Simply having a Code is not enough—we need to apply the Code to our everyday activities and interactions at work. To make the best use of our Code, Company policies and other compliance resources, we fir st must read and understand them. If we aren’t clear on how certain rules apply to our work, we are expected to ask questions. Not knowing the rules is not an excuse for violating this Code, any of Gildan’s policies or the law. Get involved, discuss issues, and make ethical behaviour a priority. Use the Code as a reference guide when you need quick answer s in tricky situations. Above all, let the Code—and the examples, direction and resources it provides—influence all of the actions you take on behalf of Gildan.

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Who Needs to Follow It?
Our Code applies to all Gildan employees, officers and directors across all locations and at all times. The roles we serve within our Company and the length of time we’ve worked here have no bearing on this. We are all expected to follow the same rules.
We also expect our suppliers, agents, contractors, consultants, licensees and all other business partners to follow similar ethical principles when doing business with Gildan. Our Vendor Guidebook, which is specific to the third parties we work with, explains more about this expectation.

What Role Do Supervisors Play?
As leaders within Gildan, supervisors are first in line with regards to the reputation of integrity and honesty of Gildan and are responsible for fostering an ethical work environment. If you are a supervisor, you live up to your role when you:
● Set a good example for your employees
● Create an open-door environment where questions and reporting of concerns are encouraged
● Promptly escalate all reports of violations or misconduct
● Keep an eye out for misconduct in your workplace and address potential violations promptly

How to Get Help and Raise Issues

Where Do I Go with Questions and Concerns?
One of our most important responsibilities under this Code is also one of the most basic: speaking up when we have questions or concerns. But that doesn’t mean it’s always easy. Our Company understands that coming forward with a report can sometimes feel uncomfortable, especially if we don’t have all of the facts.
This is why Gildan maintains a strong open-door environment where we can access a number of different resources without discomfort or fear. Speaking up about real or suspected misconduct helps our Company solve problems at the source and keeps issues from escalating or reoccurring. If you have a question or would like to report a possible legal or ethical violation:
● Talk to your supervisor.
If you are not comfortable talking to your supervisor—or if you have talked to your supervisor but do not feel your issue has been appropriately dealt with or resolved—you are encouraged to do one of the following:
● Speak with the Human Resources Department.
● Consult the Legal Department.
● Talk to a member of the Ethics and Fraud Compliance Committee.
While you are always encouraged to have an open dialogue with any of the above mentioned resources, you are certainly allowed to raise your concerns anonymously. For example, you may:
● Make a report through the Ethics and Integrity Hotline. If you choose to contact the hotline by phone or through the website, know that neither method will identify you unless you leave your name and contact information. If you share your identity and contact information, this information will be kept confidential, consistent with local law and the need to conduct a thorough investigation. The information you provide will be relayed to the proper Gildan resource for follow-up.

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How Does Gildan Handle Reports?
When you make a report, rest assured that it will be treated as confidential, consistent with local law. There is no such thing as a small or unimportant report—all reports will be evaluated and addressed promptly and thoroughly. After you have made your report, the outcome of the investigation will be communicated back to you in a timely fashion. You will never have to wonder whether action was taken.

What is Our Policy on Retaliation?

Our Company will not retaliate or tolerate retaliation against anyone who, in good faith, reports a possible violation of this Code, any of the Company’s policies or the law. Acting in good faith means coming forward with all of the information you have and giving a sincere and complete report. You do not need to have all the facts at your disposal, but you do need to be honest when discussing your concerns.
Anyone who retaliates against another person for making a report or participating in an investigation in good faith will be subject to disciplinary action, up to and including termination. The same is true of anyone who intentionally delivers a false report or makes false and unjustified accusations.

Gildan Activewear Inc.

What are the Consequences for Violations?

In addition to the rules established by our Code, everything we do here at Gildan must comply with the laws, rules and regulations of all the countries where we operate. If you think there is a conflict between those laws and our Code, talk to a member of the Legal Department.
Anyone who violates our Code, any of the Company’s policies or the law will be subject to disciplinary action, up to and including termination. For serious legal offenses, consequences can include fines, penalties or even jail time. In cases where a collective agreement applies, Gildan takes disciplinary action as defined by that agreement.

Ethics and Integrity for Our Fellow Employees
We Respect the People We Work With.
At Gildan, we believe that each of us should be valued for our differences in background, opinion and experience.
Treating our co-workers with the same compassion and professionalism we would expect to receive ourselves is essential for a healthy work environment. It also serves as a foundation for other ethical behaviours.
We foster a culture of inclusion which means we respect and value all of our employees and appreciate all of our differences. In fact, Gildan supports the principle that every individual should have equal opportunity and we ensure that all employment related decisions such as hires, transfers, promotions, disciplinary measures, etc., are made without regard to race, colour, gender, sexual orientation, marital status, religion, political affiliation, nationality, ethnic background, social origin, age or disability or any other legally protected characteristic.
As individuals, we also share a basic right to work without intimidation, harassment, threats or abuse of any kind, be it verbal or physical, which can cause tension, discomfort, hostility or violence in the workplace. Harassment can include, for example, unwanted sexual advances (whether verbal or physical), threats or acts of violence, and offensive jokes or remarks. Bullying, which includes humiliating, insulting, intimidating or isolating others, can also create an unpleasant or hostile work environment. All such behaviour is strictly forbidden at Gildan.
If you know—or even suspect—that discrimination, harassment, intimidation, abuse or workplace violence has occurred at Gildan, you should report the situation right away. Reaching out to your supervisor, a member of the Human Resources team or another Company resource is the right thing to do, and you will never suffer retaliation for making a report in good faith.

Gildan Activewear Inc.

We Value Health and Safety in Our Workplace
Our Company strives to provide a safe and healthy work environment for all employees, whether in our manufacturing facilities, corporate offices or out in the field.
Every Gildan facility has a required safety program in place that offers appropriate and necessary training to meet not only applicable local laws and regulations, but also Gildan’s own high standards of safety and health.
To make the most of these programs, we are each responsible for complying with health and safety rules that apply to our jobs. We are also expected to take the necessary precautions to protect ourselves, our co-workers and others in and around our facilities. As part of this commitment, we must immediately report to our supervisors any unsafe practices or conditions we may observe in our workplace as well as all accidents and injuries.
In the interest of our own safety, as well as that of our co-workers and others with whom we interact, we may never work while impaired by alcohol, illegal drugs or prescription or over-the-counter medications. In addition, we may never use, possess, transfer or sell illegal drugs or alcohol during working hours, while on Gildan premises, when travelling on business or during Company events. Gildan only makes exception to this rule when alcohol is served in moderation at an authorized Company event.

For more on how Gildan promotes respect among those we work with-or those whose work somehow benefits or relates back to
us-take a look at the “We
Are Responsible Members of the Global Community”
section of this Code.

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We Keep Each Other’s Information Safe

Respecting the individual also means respecting each other’s personal information.

Whether we have access to such information as part of our regular duties, or come into contact with it inadvertently, we must treat it with the utmost care. We keep all sensitive employee data private, including:
 ● Home addresses, telephone numbers or other contact information
 ● Benefits information
 ● Compensation information
 ● Medical records
 ● Government-issued identification numbers
 ● Tax information
If you routinely use or view this information because of the nature of your job, take special care to protect it from loss, theft or accidental disclosure. Like all Company assets, you should only use it for its intended purpose.

Ethics and Integrity for Our Company
Acting in Gildan’s Best Interests
As Gildan employees, we make a commitment to do what is best for our Company.
As Gildan employees, we make a commitment to do what is best for our Company. If our personal interests could cause us to do something that would benefit us or persons related to us at the expense of Gildan, a conflict of interest is at play. All of us should avoid conflicts of interest-or the appearance of such conflicts-to help Gildan continue to operate in a successful and unbiased way.
There are a number of different ways a conflict of interest might occur. Some may seem obvious-others may be more subtle. The following are some of the more common situations we might encounter as Gildan employees. Keep in mind that having a conflict is not necessarily a violation of our Code, but failing to disclose a conflict to your supervisor is.
Related persons
At Gildan, a person related to you (or what we sometimes call a related party) can be a number of individuals or entities. Related parties might be members of your family, such as your spouse or partner, your children or your in-laws. They can also be entities owned or controlled by you or a member of your family.
Personal investments
Making significant personal investments in companies that compete or do business with Gildan can easily create a conflict of interest. If your loyalty is divided between Gildan and the success of the other company, it could cause you to make decisions that wouldn’t be in Gildan’s best interest.
Personal relationships
When a personal or family relationship exists between co-workers-especially if there is also a reporting relationship in the workplace-it may create a conflict, or the appearance of one. It may seem to others that preferential treatment or favouritism is being granted. For this reason, you should never have direct decision-making authority over a related person, or vice versa. Remember, the important thing is to avoid even the appearance of bias.

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Outside employment opportunities
Some outside employment opportunities might allow us to earn extra income or use our talent and experience without harming our Gildan work in any way. Others clearly compromise our Company’s business goals or our ability to perform our jobs, and are therefore not allowed.
To help us avoid conflicts in this area, we must not perform outside work for competitors or suppliers. In addition, we must never use Gildan time, facilities, resources, supplies or other assets for any outside employment or activity. You should always check with your supervisor before accepting an outside position to make sure the work won’t affect your performance for Gildan.
Competing for business opportunities
Depending on your position and the work you do for Gildan, you may come across certain business opportunities that you find appealing. If you come across an activity, investment or interest that you would like to take advantage of, you should keep in mind that these opportunities belong first and foremost to Gildan. If the Company has a chance to evaluate an opportunity and decides to pass on it, you may be able to obtain permission to pursue it yourself. Taking these opportunities away from Gildan for your own personal gain, without first giving the Company a chance to evaluate them, is a clear conflict of interest and is never acceptable.
If you believe your personal circumstances could lead to a real or perceived conflict of interest, you have a responsibility to disclose the situation immediately by completing a Declaration of Conflict of Interest form available on the Company intranet and submitting it to your supervisor. Always talk to your supervisor about any situation that you believe qualifies as or could turn into a conflict. They can help you determine the best course of action. You can also always consult with the Legal Department.
If you are a supervisor and a member of your team discloses to you a real or perceived conflict of interest, it is your responsibility to ensure that the matter is brought to the attention of your functional executive vice-president. It is incumbent on you and your functional executive-vice president to evaluate the risks associated with the conflict and to implement an action plan to mitigate or eliminate these risks.

Exchanging Gifts and Entertainment

Companies often exchange business gifts and entertainment to develop and encourage strong working relationships with customers, suppliers and other business partners. Gifts can be any item of value-usually goods and services. Entertainment is an invitation to attend a meal, performance or event where both the person offering and the person accepting are present.
Gifts and entertainment can be exchanged to open up business conversations or even just to express appreciation or thanks. However, this common practice can easily lead to a conflict of interest, kickback or bribe, or the appearance of one, if crucial guidelines are not followed. That is why anything we provide to or accept from a current or potential customer, supplier or other business partner must be pre-approved by our functional executive vice-president and must be in compliance with the following guidelines:
 ● Reasonably priced
 ● Not cash or cash equivalents, such as gift cards
 ● Infrequent
 ● In good taste
 ● Unsolicited

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 ● In compliance with applicable laws and regulations
 ● In compliance with the customer, supplier or business partner’s guidelines
Keep in mind that obtaining approval and following the above guidelines isn’t always sufficient. Even when giving or receiving gifts or offers of entertainment that meet these criteria, we must always remember to do nothing that could create even the appearance of bias, kickback or bribe.

Doing Business Free of Corruption

We earn our success by creating exceptional products for exceptional value and by doing so in a socially and ethically responsible manner.

Gildan is committed to following all international laws, treaties and regulations that forbid bribery, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act and the UK Bribery Act. We refuse to directly or indirectly bribe any third party, even if our refusal causes us to lose business or experience delays.

Gildan Activewear Inc.

But what are bribes, and how do they differ from normal gifts and entertainment? Bribes can be anything of value—including gifts and entertainment—given with the intent to improperly influence the recipient’s actions. They may take many forms: money, travel expenses, below-market loans, deep discounts, favours, political or charitable contributions, or any other benefit. Because bribes are always unethical and are illegal in nearly every country, we never make them, either directly or indirectly such as through an agent or other third party. We should never offer a bribe to our customers, suppliers or anyone working on their behalf or to any government officials we might interact with during the course of our work.
In addition to bribery, we must never make facilitation payments or kickbacks, whether directly or indirectly. Facilitation payments are usually small cash payments made to expedite any routine government action. Kickbacks are payments made in exchange for a sum already paid (or due to be paid), as a reward for business or for fostering a business relationship.
Corruption and bribery laws can be complex. It’s important to discuss any questions or concerns you have in this area with a member of the Legal Department or the financial officer in charge of your division. They can help you make sense of difficult situations and make the right choice.

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Ethics and Integrity for Those Who Invest in Our Business
We Protect Gildan’s Assets, Information and Brands
Those who invest in our business expect us to deliver quality products to our customers in a fair, safe and efficient manner.

This is one of the things the Gildan family of brands stands for. We would never be able to meet this expectation without Company assets, information and the strength of our brands to support our work. There are various types of resources we access and use at Gildan—and all of them are important.

Physical assets
Some of the most obvious assets we use on a daily basis are physical. Gildan property, like facilities, funds, documents and equipment are all necessary to perform our jobs, and need to be used only for their intended business purposes. We are each expected to take good care of these assets and protect them from theft, damage, misuse or loss

A few of these assets —like Company laptops, phones and other equipment—are often used outside the workplace. We should never remove Company supplies or equipment from the Company premises or bring them home without first obtaining permission from our supervisor.

Confidential Information
One of our most important assets is not always an obvious or even physical one: information. Specifically, we mean information concerning our Company that is not known by the public, simply called confidential information. Confidential information includes financial data, strategic plans and trade secrets, as well as information on:

● Production
● Processes
● Formulas
● Specifications
● Facility layouts
● Machinery
● Equipment
● Research and development

Gildan Activewear Inc.

● Pricing ● Costs ● Products ● Employees, customers and suppliers

As Gildan employees, it’s our individual and shared responsibility to protect the confidential information that is in our care at all times. We must not disclose this information to those who should not have it or do not need to know it-even including our co-workers. In fact, we may only share this information when disclosure is specifically authorized or legally required. This obligation to protect confidential information goes on even after our employment with Gildan ends.
Beyond preventing unauthorized disclosure, there are other things we can do to keep confidential information safe. We should make sure we do not leave confidential information unattended or in plain sight, whether the information is in hardcopy or electronic format. In addition, we should never discuss confidential matters in places where our conversations could be overheard, such as elevators, hallways, restaurants, airplanes or taxis.
If you need help identifying confidential information or executing a non-disclosure agreement, talk to a member of the Legal Department for assistance.
Intellectual Property
Confidential information is only one type of our intellectual property. Our intellectual property is vast and incredibly important to our business. It includes all of our trademarks, domain names, patents, industrial designs, copyrights and trade secrets. Just like confidential information, our intellectual property may be confidential, which means it’s covered by the same guidelines discussed above if it has not yet been made public.
The intellectual property we create as employees of Gildan is owned by our Company. That means any invention, discovery, idea, improvement, design, process, concept, work product, trade secret and technological development we might make during our employment here belongs to Gildan.
Company technologies and social media
As with other Company assets, we are responsible for using Gildan networks, computer systems, mobile devices and other technologies in a legal and ethical manner. We may not access the Internet for unauthorized, illegal or unethical purposes, or to view or download any offensive or explicit material. When drafting emails or other electronic messages, we should be just as respectful as we would be

CODE OF ETHICS	15

 in person. These kinds of communications can be altered and forwarded without our consent, making it all the more important to avoid colourful language, inappropriate comments or other unprofessional remarks.

The same guidelines apply to our social media involvement. While Gildan cannot and would not try to limit our personal use of social media, it’s important that we each use our best judgment online and follow Company policies. We must never post confidential information about Gildan or our business partners. We must always be clear about our connection to Gildan. We must always follow proper online etiquette and treat others courteously. Only authorized individuals are allowed under Gildan’s policies to speak on Gildan’s behalf on certain topics. It’s therefore very important to refrain from inadvertently representing our Company online or attributing our personal opinions to Gildan.
Speaking with the public on the Company’s behalf
When our Company gives information to the public, we deliver that information accurately and consistently. To make sure we are not sending mixed messages, our Company designates a limited number of spokespersons who have the authority to speak publicly on our behalf to the investment community, government regulators, the media and the general public.
If you aren’t one of these spokespersons, you should never answer requests for information about the Company, even on an “off the record” basis. Instead, you must promptly forward any such request for information to Gildan’s Corporate Communications Department or, in the case of inquiries from the investment community, to Gildan’s Investor Relations Department or directly to the Chief Financial Officer.

We Never Trade on Inside Information

Some of the information assets we have access to at work might qualify as inside information. Inside information is material, non-public information that a reasonable investor would consider important when making an investment decision like buying or selling stock. This information can include, for example:
●     Earnings and earnings forecasts
●  Significant changes in earnings patterns
● Major, unannounced strategic initiatives such as plant closures or material capital expenditures
● Merger or acquisition discussions
● Any other confidential or proprietary information, whether positive or negative in nature
As employees of a publicly traded company, we must make sure that any inside information about Gildan-as well as other public companies we work with-is not used illegally for personal financial gain. Trading on the basis of material, non-public information is a violation of insider trading laws, and it can lead to disciplinary action

CODE OF ETHICS	17

against the individuals involved, as well as potential civil or criminal penalties. It is also illegal to provide inside information to others (or “tip” them) to influence their investment decisions.
If you aren’t sure whether information is material or has been released to the public, you must consult a member of the Legal Department.

We Keep Our Records Accurate and Honest

Our investors rely on us to give them an accurate picture of Gildan.

They have the right to know our financial status and the state of our operations. We therefore have a responsibility to be accurate, honest and complete in the reports we release to the public and file with government agencies. Keeping correct, transparent records of accounts allows us to provide investor s with this information when they need it, and it helps us identify areas of potential improvement in our business.
You may not think that the records you create have much bearing on Gildan’s overall operations-but they do. That’s why every timesheet, expense report and contract must truthfully reflect time, cost and other factors, and have all of the supporting documentation in place to back them up. Of course, the responsibility ultimately falls on each of us to follow applicable accounting requirements, submit appropriate contract documentation and adhere to all internal controls for handling our Company’s financials. Senior financial officers and others with accounting or financial reporting obligations must be especially vigilant in performing their duties.
Records management
For all of us to have effective, usable records at our disposal, we need to do our part to maintain and dispose of documents and records appropriately. Records have a lifespan-we should hold onto them for as long as they are needed, and securely destroy them when they are no longer useful. Each Gildan location should maintain a record retention schedule to help you classify the documents in your possession and know when and how to get rid of them. The laws and Company policies regarding retention of documents apply to all of our records, whether in electronic or paper format, including formal reports as well as informal data such as e-mails, expense reports and internal memos.

Gildan Activewear Inc.

Responding to audits and investigations
We are equally committed to responding to and complying with all types of audits, inspections and investigations, including those conducted by the government. We have a responsibility to provide investigators with the information they need to do their jobs. As part of an audit or investigation, you may be notified that records in your possession are subject to a legal hold. A legal hold applies to records connected with actual or anticipated litigation. It is important that you retain these documents until notified that the hold is no longer in effect, even if your local retention schedule says otherwise.

Ethics and Integrity for Those Who Buy Our Products
We Design, Manufacture and Sell High-Quality Apparel

As a leading manufacturer and marketer of activewear, we take pride in the superior quality of our products, which are seen—and sold—across the globe.

To make sure that we continue to offer the consistent high quality our customers expect, we must each make sure all of our products, whether manufactured by us or by a third party, comply with our rigorous quality controls and specifications. Everything we sell must be created and distributed in accordance with applicable laws and regulations and we expect our third party supplier to live up to this same high standard as well. If the integrity of our apparel is in any way compromised, we tackle the problem at the source. We never deliver an inferior product.

We Manufacture and Sell Our Products with Integrity

We operate honestly and with integrity in the marketplace.

Behaving with integrity means that we will do what we say we will do. It means not making promises about our products that we do not intend to keep or that we can’t be reasonably sure we can keep. This is why, when we sell our products, we represent them honestly and accurately. We never lie about the corporate social responsibility practices we have adopted, or the quality, features or availability of our apparel. We do not make false claims about our products nor do we unfairly disparage our competitors or their products. Comparisons with our competitors must be fair and have a basis in actual facts. When we are honest and ethical, we can trust our superior products and reputation to speak for themselves.

Gildan Activewear Inc.

We Support a Free Market

The apparel industry is highly competitive—our competition might expand just as quickly as our business does. While vigorous, open competition is good for a healthy market, we need to make sure we aren’t so aggressive that we forget our ethical and legal obligations. Global competition laws (known as antitrust laws in Canada and the U.S.) help preserve a fair opportunity for all businesses to compete in the market-place. We comply with these laws wherever we do business. After all, they promote open competition and prohibit any agreement or practice that restrains trade, which ultimately benefits our customers by giving them quality options at fair prices.
Though good for our industry, competition laws can sometimes be complex. In general, they prohibit us from engaging in conduct either alone or in collaboration with our competitors, suppliers and business partners that restrains trade. You may have heard of concepts such as “price fixing”, “market allocations”, “monopolies”, “ boycotts” and “tying arrangements”, all of which are illegal.

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Even appearing to restrain trade can violate competition laws, making it crucial to be careful about the topics we discuss with our competitors or other third parties. As a general rule, we must avoid all topics that relate to price fixing, dividing or allocating markets or territories, bid rigging, boycotts, etc. For example, we must avoid exchanging or even appearing to exchange confidential information with our competitors on matters such as prices, margins, terms and conditions of sale, credit terms, sales volumes, marketing plans, rebate programs, costs or other variables that affect pricing.
If a Gildan competitor or other third party attempts to talk about any of these topics with you, voice your disapproval and leave the conversation. You must then alert your supervisor to the situation to make sure it gets properly documented.
Finally, we must never use substantial market power to establish restrictive practices that diminish competition without valid business justification or customer benefits. For example, we should never interfere with our customers’ arrangements with our competitors, such as imposing restrictions on a customer’s promotions or advertising of competitors’ products. We are entitled to compete vigorously to promote our products, but we must always treat our customers and our competitors in a fair and even-handed way.
Gathering competitive information
It is important for us to know what our competitors are doing. This knowledge can help us move forward with our own business strategies, allowing us to make better long-term decisions. But there are limits on the amount of information we should know and the ways we should obtain it. That’s why any time we look for helpful data about the market, we only use publicly available sources. Information found online, in magazines or through other readily available outlets is fair and ethical for us to use. Never misrepresent yourself or resort to other unethical means to get the information you want, it is not the right thing to do.

Gildan Activewear Inc.

Ethics and Integrity for Our Business Partners
We Deal Fairly with Our Suppliers
As Gildan employees, we make it part of our jobs to be honest and fair in all of our business interactions.

That includes not only with our suppliers, but also with our contractors, consultants and other agents. (It also includes our customers and our competitors, both of whom we talked about earlier in our Code). A big part of our Company’s success depends on the strength of our relationships with suppliers-after all, they are the ones who help us provide high-quality products to our customers.
When we choose our suppliers, we look for the best companies that can meet our needs and reliably supply our requirements. Gildan believes in doing business with suppliers who demonstrate high standards of ethical behaviour, and we weigh this just as heavily as we do other factors like cost and quality. We never knowingly use suppliers who violate the law, including local environmental, employment, human rights and safety laws. We also never allow personal bias or other unfair and unethical practices guide our procurement process.
If you deal with suppliers as part of your job, it is your responsibility to ensure that all agreements-including confidentiality and non-disclosure agreements-are in writing and reviewed and approved by the Legal Department. These agreements need to specify the goods and services the supplier is providing, as well as the fees to be paid.

Gildan Activewear Inc.

We Protect All Third-Party Information

Our relationships with individual customers, suppliers and business partners are all unique. One thing that remains the same across these interactions, however, is our dedication to respecting these parties and the sensitive information they entrust to Gildan.

For one, this means that we protect the confidential or personally identifying information given to us by third parties. We access, use, transfer and disclose this information on a need-to-know basis, and always in accordance with the terms of our confidentiality and non-disclosure agreements.
Similarly, we must respect the intellectual property rights of others. If you would like to solicit, accept or use proprietary information from others, don’t do so without first talking to a member of the Legal Department. This is especially important if you are designing a product and would like to use content or software not licensed by or belonging to Gildan.

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We Comply with International Trade Control
Through international trade, our apparel makes its way to customers around the world—and our business is able to thrive on materials we bring in from other countries.
To continue taking advantage of these trading opportunities, we must understand and comply with various export and import controls and the trade regulations that apply to our business.
When we export our apparel, we ship it to a person in another country. Exports are not always products, however. They may also be services, technology (like software) or even certain pieces of information that we provide in any way—physically, electronically or verbally—regardless of where the recipient is located.
Sometimes, we import material goods—meaning we purchase items from an outside source and bring them into the country where we are operating. This kind of activity is generally subject to various other laws and regulations and may require us to pay duties and taxes, as well as submit certain filings.
Sanctions and boycotts
Trade laws also require Gildan to comply with sanctions and regulations related to conducting business with certain countries. For example, U.S. sanctions and regulations restrict companies operating in the United States from entering into agreements, exporting goods and technology to or obtaining data from a foreign country that is out of favour with the U.S. government. Canada and the European Union also maintain similar sanctions regimes.
Before exporting anything to a third party, it is important for us to ensure that this person is eligible to receive it and that the goods or services we provide are not going to a prohibited location. Export activity also requires us to obtain the necessary licenses and permits and pay all associated duties.
A boycott is the refusal of a person or group of people to do business with certain other people or countries. In the United States, anti-boycott laws generally prohibit companies operating in the U.S. from cooperating with international boycotts not sanctioned by the U.S. government. Any requests we receive to engage in a boycott should be reported, even if Gildan has already refused to honour the request.

Gildan Activewear Inc.

Ethics and Integrity for the Communities in Which We Live and Work
We Are Responsible Members of the Global Community
In addition to our strong commitment to fair labour practices in the workplace,

Gildan’s global operations are guided by social responsibility and respect for human rights and freedoms.

We adhere to the Universal Declaration of Human Rights, and support the fair, equal treatment of all individuals.

As part of this commitment, our Company abides by all applicable wage and hour laws, and upholds employees’ right to join—or not join—a union. Further, Gildan does not condone the use of child or forced labour anywhere in its facilities or supply chain. If any contractors, consultants, agents, suppliers or other business partners we work with are found to have violated human rights, labour laws or the rules in our own Vendor Guidebook, we will end our relationship with them.

We Limit Our Environmental Impact
Part of being a responsible member of the global community means Gildan places a strong emphasis on reducing our environmental impact.

We comply with and strive to surpass wherever possible all environmental laws and regulations that apply to us in the countries where we operate.

We adhere to a strict Environmental Code of Practices (ECP) and affiliated Restricted Substance List (RSL), applicable to all our operations. Each of us is responsible for following proper procedures for reducing waste, conserving resources and reducing our carbon footprint while working for Gildan. If you are aware of any wasteful or potentially hazardous practices in your location, you should bring the matter up with your supervisor as soon as possible.

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We Give Back
Gildan encourages each of us to support our communities by volunteering our personal time and resources to the causes we find important. Unless we choose to participate in Gildan-sponsored charitable activities or events, volunteering should be done on our own time and at our own expense, making sure that we do not use Company time, funds, facilities or other resources toward our personal causes.

We Participate in Politics Responsibly
As a general rule, Gildan doesn’t participate in political activities as a company or make corporate political donations. However, this does not mean that we as individuals are prohibited from making private contributions to the candidates, parties and causes of our choice. If you choose to participate in the political process, take care that your actions cannot be interpreted as support on behalf of our Company. And, just like charitable giving or volunteer activities, you may not use Company time or resources towards political activities.

Gildan Activewear Inc.

At times, issues important to our Company may arise in local or national politics. When this happens, Gildan may participate in the political processes in order to advance or protect our Company’s business interests. If we do decide to get involved in activities like lobbying, publishing our views in the media and supporting interested organizations, we do all of these things in accordance with local laws and in strict compliance with Company policies. As mentioned in the section of this Code entitled “Speaking with the public on the Company’s behalf ”, only certain designated spokespersons are authorized to engage in these types of activities on Gildan’s behalf.

As discussed at the outset of our Code, we are all responsible for knowing and following the rules and guidelines contained in this document, regardless of position or tenure. Any waivers of our Code of Ethics will only be granted in truly exceptional circumstances. Even then, only the Board of Directors can grant a waiver of the Code to a director or an executive officer. Similarly, only the President and Chief Executive Officer can grant a waiver of the Code to a non-executive officer or other employee.

Certificate of Compliance

Thank you for taking the time to read the Gildan Code of Ethics. Now that you have done so, please sign the following certificate of compliance and return it to your local Human Resources Department.

I acknowledge that I have read the Gildan Code of Ethics. I understand what is expected of me and will comply with the rules and guidelines set forth in the Code. I understand that Gildan may, at any time, amend or revise the Code or any other policy or practice at its discretion. I will be advised of any such changes and, if requested, will certify again to these updated provisions.

I also acknowledge that I have received the Declaration of Conflicts of Interest form and certify (please check the appropriate box):

☐ I have no conflicts of interest ☐ I have conflicts of interest as disclosed in the appropriate form

Date

Name of employee (please print)

Signature of employee

Location

Gildan Activewear Inc.

The Director, Legal Affairs and Corporate Compliance is available to answer any question about the Code or other Gildan compliance policies mentioned herein, or to discuss any concerns you may have about potential violations.

To contact the Director, Legal Affairs and Corporate Compliance:

EthicsandCompliance@gildan.com Fax 514.734.8379

Gildan Activewear Inc. 600 de Maisonneuve Boulevard West, 33rd Floor Montréal (Québec), Canada H3A 3J2

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